July 15, 2019

Rudi Hudaya
Chief Executive Officer
RMD Entertainment Group, Inc.
Jl. Gaharu No. 2B
Graha Harmoni Building, 5th Floor
Kota Medan, Sumatera Utara 20235
Indonesia

       Re: RMD Entertainment Group, Inc.
           Form 10-12G
           Filed April 1, 2019
           File No. 000-56041

Dear Mr. Hudaya:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services